Filed Pursuant To Rule 433

Registration No. 333-180974

July 30, 2014

How SPDR® Gold Shares are Created and Redeemed

SPDR Gold Shares—ticker symbol GLD—offers investors an innovative, relatively cost efficient and secure way to access the gold market, removing the barriers presented by the logistics of buying, storing and insuring physical gold.

Investors can buy and sell shares of GLD—which are backed by physical gold bullion—through exchanges around the world, including the New York Stock Exchange, the Bolsa Mexicana de Valores, the Singapore Stock Exchange, the Tokyo Stock Exchange and the Stock Exchange of Hong Kong, much like any other stock.

But you may be wondering… Who creates those shares? Why and when are new shares created? And how is it done?

The Trust’s Authorized Participants or APs are the only entities permitted to create and redeem GLD shares, which can only be done in blocks of 100,000 shares, called baskets.

There are many reasons why an AP may choose to create or redeem a basket of shares, but the primary reason is to create inventory for the secondary market, where investors buy and sell shares on an exchange just like any other security.

Here’s how the creation process works: An AP initiates the creation of one or more baskets of shares by calling in an order to Bank of New York Mellon, GLD’s trustee. The AP is then responsible for the delivery of gold in the form of London Good Delivery Bars to GLD’s Trust, which is held by the Trust’s custodian, HSBC, in its vault in London. London Good Delivery Bars must be in compliance with the standards set forth by the London Bullion Market Association with respect to size, weight and fineness.

Each AP must establish an account with HSBC in order to process the gold transfers associated with creating and redeeming baskets. So the creation process literally involves transferring bars of gold from the AP’s account at HSBC to the Trust’s account in exchange for one or more baskets of shares.

Once the gold is transferred from the AP to the Trust it becomes the property of the Trust, with no ties to any other entity, meaning no one else can make a claim on that gold under any circumstances. The Trust holds only 100% fully allocated gold—meaning gold that is physically identified as belonging to the Trust—at the close of each business day. Also, the gold held by the Trust is never traded, leased or loaned.

After the Trust confirms receipt of the gold bars from the AP, which typically takes three days, the Trust will then issue one or more baskets of shares to the AP which can then be introduced to individual investors on the secondary market, or sold directly to large institutional investors.

The redemption process works the same way as the creation process, just in reverse. APs buy back shares from individual investors on the secondary market, and then deliver these shares to the Trust, taking physical possession of the gold in exchange for one or more baskets of shares. Only APs, not individual shareholders, can redeem shares from the Trust.

Understanding the creation and redemption process is key to understanding the unique structure of gold ETFs, allowing investors to more efficiently access the gold market. To learn more about investing in gold, visit SPDR University at www.spdru.com. For more information on SPDR Gold Shares, visit www.spdrs.com or www.spdrgoldshares.com.

FOR PUBLIC USE.

Important Risk Information

As with all investments, investing in gold entails risk. There can be no assurance that gold will maintain its long-term value in terms of purchasing power in the future or that gold will continue to exhibit low to negative correlation with other asset classes. You could lose money my investing in gold.

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.

Investing in commodities entail significant risk and is not appropriate for all investors.

Important Information Relating to SPDR Gold Trust (“GLD”):

Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available by clicking here.

GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time.

“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus.

For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111• 866.320.4053 • www.spdrgoldshares.com

IBG-10229

Exp. Date: 11/30/2014

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.